BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York 10286

February 10, 2025

BNY Mellon Investment Funds II, Inc.

- BNY Mellon Global Emerging Markets Fund

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation Agreement

To Whom It May Concern:

Effective February 28, 2025, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Global Emerging Markets Fund (the "fund"), a series of BNY Mellon Investment Funds II, Inc. (the "Company"), as follows:

Until February 28, 2026, BNY Mellon Investment Adviser, Inc. has contractually agreed to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's share classes (excluding 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 1.00%. On or after February 28, 2026, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to February 28, 2026, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company on behalf of the fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/James Windels
James Windels

Director

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS II, INC.,

On behalf of BNY Mellon Global Emerging Markets Fund

By: /s/Sarah Kelleher

Sarah Kelleher

Secretary